UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 22, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

DETERMINATION OF ISSUE PRICE FOR THE NON-PUBLIC ISSUANCE OF H SHARES

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement dated 10 July 2018, overseas regulatory announcements dated 15 March 2019, 9 April 2019, 26 April 2019 and 12 July 2019, progress announcements dated 30 August 2018, 18 October 2018, 15 March 2019, 9 May 2019, 14 June 2019 and 2 August 2019, circulars dated 13 August 2018 and 2 August 2019 (the “Circulars”) and poll results announcement dated 30 August 2018 of China Eastern Airlines Corporation Limited (the “Company”) in relation to, among others, the Non-public Issuance of A Shares and H Shares by the Company. Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the Circulars.

The Board is pleased to announce that 22 August 2019 has been determined as the price benchmark date. According to the pricing principles of the proposal for the Non-public Issuance of H Shares, the Company will non-publicly issue 517,677,777 H Shares at the issue price of HK$4.29 (equivalent to approximately RMB3.85*) per H Share (the “H Share Issue Price”). The Company is currently proceeding the pricing of the issue price of the Non-public Issuance of A Shares.

The above H Share Issue Price was determined based on the pricing principles of the proposal for the Non-public Issuance of H Shares. The price benchmark date of the Non-public Issuance of H Shares shall be the first day of the issue period. The H Share Issue Price shall be the average trading price of the H Shares of the Company for the 20 Hong Kong Trading Days preceding the price benchmark date or the latest audited net assets per share attributable to holders of ordinary shares of the Company as of the price benchmark date, whichever is higher.

Please note that the Non-public Issuance of H Shares is still subject to the approval by the Hong Kong Stock Exchange. There is no assurance that the Non-public Issuance of A Shares and H Shares will complete. Investors are advised to exercise caution when dealing in H Shares. The Company will disclose further details of the Non-public Issuance of A Shares and H Shares in due course.

1

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

*

The exchange rate of HK$1.00 = RMB0.89809 has been used for the data above and does not constitute a representation that any amount has been, could have been or may be exchanged at such rate or any other rate or at all.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman
Shanghai, the People’s Republic of China 21 August 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).

2